AMENDMENT #



10032731

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECU[illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities Inc. ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder
of J.P. Morgan Securities Inc. and Subsidiaries:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of J.P. Morgan Securities Inc. and Subsidiaries for the period from April 1, 2009 through December 31, 2009, which were agreed to by J.P. Morgan Securities Inc. and Subsidiaries ,the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating J.P. Morgan Securities Inc. and Subsidiaries' compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for J.P. Morgan Securities Inc. and Subsidiaries' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
   a. Payments of $6,897,802 as shown on line 2B as follows:
      i. $150 to check number # 1161 dated May 5, 2009, noting a $7 difference due to interest paid as a result of late payment.
      ii. $6,897,652 to cash disbursement from checking account #645475633 dated July 31, 2009, noting no difference.
   b. Payment of $11,773,322 as shown on 2F to cash disbursement from checking account #645475633 dated February 26, 2010, noting no difference.

2. Compared the Overpayment carried forward amount of $51,980, as shown on 2H, with the difference between the Paid with this form amount of $11,773,322, as shown on 2G, and the Total assessment balance and interest due (or overpayment carried forward) amount of $11,721,342, as shown on 2F, noting no difference.

3. Compared the Total Consolidated Revenue amount of $13,178,365,000 reported on the audited Form X-17A-5 for the year ended December 31, 2009,
   a. less the revenues of $1,443,201,000 reported on the audited Form x-17A-5 for the Company's subsidiary J.P. Morgan Clearing Corp. for the year ended December 31, 2009;

b. plus elimination entries of $29,939,836, as agreed to the client prepared schedule "Related Parties Disclosure". The "Consolidated" column of this schedule agrees to note "14. Related Parties" of the consolidated financial statements of J.P. Morgan Securities Inc. and Subsidiaries;
c. less $170,169,285 of the Company's interest which is netted for focus reporting but reported gross on the audited financial statements for the period April 1, 2009 through December 31, 2009, as agreed to the general ledger;
d. less $106,910,364 of the Company's interest which is netted for focus reporting but reported gross on the audited financial statements for the period January 1, 2009 through March 31, 2009, as agreed to the general ledger;
e. less $71,771,280 of the Company's internal cost allocation for the period from January 1, 2009 through March 31, 2009, as agreed to the general ledger;
f. less $12,591,550 of the Company's income attribution for the period of January 1, 2009 through March 31, 2009, as agreed to the general ledger;
g. less the Company's total revenue of $2,763,778,477 reported on the FOCUS Report, code 4030, for the period from January 1, 2009 to March 31, 2009;

with the total revenue amount of $8,639,760,122 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference of $122,758.

4. Compared any adjustments reported on page 2, items 2(b) and 2(c) of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared additions on line 4, interest and dividend expenses deducted in determining total revenue, of $170,169,285 to general ledger for the period from April 1, 2009 through December 31, 2009, noting no difference.
   b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $59,118,825 to the sum of balances shown on the Company's FOCUS Reports, codes 4055 and 4145, for the three month periods ended June 30, 2009, September 30, 2009 and December 31, 2009, noting no difference.
   c. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $618,683,153 to the general ledger, noting no difference.
   d. Compared deductions on line 9(i), total interest expense and dividend expense but not in excess of total interest and dividend income, of $684,469,711 to the sum of the balances shown on the Company's FOCUS Reports, code 4075, for the three month periods ended June 30, 2009, September 30, 2009 and December 31, 2009 and line 2(b)(4) of $170,160,285, noting no difference.
   e. Compared deductions on line 9(ii), 40% of interest earned on customers' securities accounts, of $35,983,855 to 40% of the sum of the balances shown on the Company's FOCUS Reports, code 3960, for the three month periods ended June 30, 2009, September 30, 2009 and December 31, 2009, noting no difference.

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 4, as follows:
   a. Recalculated the mathematical accuracy of Total additions of $170,169,285 reported on page 2, noting no differences.
   b. Recalculated the mathematical accuracy of Total deductions of $1,362,271,689 reported on page 2, noting no differences.
   c. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $7,447,657,718 reported on page 2, line 2(d), noting no differences.
   d. Recalculated the mathematical accuracy of the General Assessment @ .0025 of $18,619,144 reported on page 2, line 2(e), noting no differences.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of J.P. Morgan Securities Inc. and Subsidiaries, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2010

RECEIVED

2010 MAR 1 PM 1:58

SEC / TM

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035008 FINRA DEC
J P MORGAN SECURITIES INC 5*5
ATTN: JIM COLLINS FRNT 2
1 CHASE MANHATTAN PLZ
NEW YORK, NY 10005-1401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James M. Collins (212) 552-9886

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 18,619,144

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,897,802)

July 31, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,721,342

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,721,342

G. PAID via wiretransfer (2/26/2010) $ 11,773,322

H. Overpayment carried forward $(51,980)

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.P. Morgan Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 1st day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,639,760,122
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	170,169,285
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	170,169,285
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	59,118,825
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Loan Syndication Fees, Internal Costs Recoveries	618,683,153
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $684,469,711	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $35,983,855	
Enter the greater of line (i) or (ii)	684,469,711
Total deductions	1,362,271,689
2d. SIPC Net Operating Revenues	$7,447,657,718
2e. General Assessment @ .0025	$18,619,144

(to page 1 but not less than $150 minimum)